Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Common Share Dividend

TORONTO, December 1, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.84 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2016, a 2 cent increase from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.128737 per share on paid-up Class B Preferred Shares Series 17;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 25;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 29;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 31;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 33;
•	$0.3125 per share on paid-up Class B Preferred Shares Series 35; and
•	$21.1562 per share on paid-up Class B Preferred Shares Series 36.

The dividend on the common shares is payable on February 26, 2016, to shareholders of record on February 1, 2016. The dividends on the preferred shares are payable on February 25, 2016, to shareholders of record on February 1, 2016.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on February 3, 2016. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com